SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of April 2011
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                               No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES
EXHIBITS
Exhibit Number

1	Announcement in relation to the unaudited condensed consolidated financial results of China Unicom (Hong Kong) Limited for the three months ended March 31, 2011.
FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, services, products, as well as sales and marketing, in particular, such networks, services, products, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.
The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.
The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:
•	changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	effects of the Company’s restructuring and integration following the completion of the Company’s merger with China Netcom Group Corporation (Hong Kong) Limited;

•	effects of the Company’s adjustments in its business strategies relating to the personal handyphone system, or PHS, business;

•	effects of the Company’s acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;

•	changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;

•	changes in the political, economic, legal and social conditions in the PRC, including the PRC Government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and

•	the recovery from the recent global economic downturn inside and outside the PRC.
Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: 27 April, 2011

By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ANNOUNCEMENT
The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the three months ended 31 March 2011.
GROUP RESULTS
China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the three months ended 31 March 2011.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 31 MARCH 2011
(All amounts in Renminbi (“RMB”) millions)

			31 December
			2010
		31 March	As restated
	Note	2011	(Note 2(a))

ASSETS
Non-current assets
Property, plant and equipment		355,566	366,060
Lease prepayments		7,591	7,607
Goodwill		2,771	2,771
Deferred income tax assets		4,649	4,840
Financial assets at fair value through other comprehensive income/loss	2(a)	10,377	6,214
Other assets		11,611	11,753

		392,565	399,245

Current assets
Inventories and consumables		4,294	3,728
Accounts receivable, net		9,816	9,286
Prepayments and other current assets		7,327	5,115
Amounts due from related parties		50	50
Amounts due from domestic carriers		1,377	1,261
Short-term bank deposits		268	273
Cash and cash equivalents		24,649	22,495

		47,781	42,208

Total assets		440,346	441,453

EQUITY
Equity attributable to owners of the parent
Share capital		2,310	2,310
Share premium		173,436	173,436
Reserves		(17,675)	(18,273)
Retained profits
— Proposed 2010 final dividend		1,885	1,885
— Others		46,647	46,483

Total equity		206,603	205,841

			31 December
			2010
		31 March	As restated
	Note	2011	(Note 2(a))
LIABILITIES
Non-current liabilities
Long-term bank loans		1,469	1,462
Promissory notes		15,000	15,000
Convertible bonds		11,496	11,558
Corporate bonds		7,000	7,000
Deferred income tax liabilities		64	22
Deferred revenue		2,092	2,171
Other obligations		168	162

		37,289	37,375

Current liabilities
Accounts payables and accrued liabilities		87,184	97,659
Taxes payable		1,382	1,484
Amounts due to ultimate holding company		257	229
Amounts due to related parties		4,868	5,191
Amounts due to domestic carriers		1,022	873
Commercial papers		24,000	23,000
Short-term bank loans		41,165	36,727
Current portion of long-term bank loans		53	58
Dividend payable		407	431
Current portion of deferred revenue		1,024	1,042
Current portion of other obligations		2,630	2,637
Advances from customers		32,462	28,906

		196,454	198,237

Total liabilities		233,743	235,612

Total equity and liabilities		440,346	441,453

Net current liabilities		(148,673)	(156,029)

Total assets less current liabilities		243,892	243,216

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED 31 MARCH 2011
 (All amounts in RMB millions, except per share data)

		Three months ended 31 March
			2010
			As restated
	Note	2011	(Note 2(b))

Revenue		49,026	40,522

Interconnection charges		(3,673)	(3,080)
Depreciation and amortisation		(14,057)	(13,168)
Networks, operations and support expenses		(6,835)	(6,228)
Employee benefit expenses		(6,264)	(5,767)
Other operating expenses		(17,553)	(10,290)
Finance costs		(536)	(464)
Interest income		59	18
Other income — net		66	44

Profit before income tax		233	1,587
Income tax expenses		(67)	(378)

Profit for the period		166	1,209

Profit attributable to:
Owners of the parent		166	1,209

Basic earnings per share (in RMB)	4	0.01	0.05

Diluted earnings per share (in RMB)	4	0.01	0.05

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED 31 MARCH 2011
(All amounts in RMB millions)

	Three months ended 31 March
		2010
		As restated
	2011	(Note 2(b))

Profit for the period	166	1,209

Other comprehensive income/(loss):
Changes in fair value of financial assets through other comprehensive income/(loss)	797	(1,268)
Tax effect on changes in fair value of financial assets through other comprehensive (income)/ loss	(199)	315

Changes in fair value of financial assets through other comprehensive income/(loss), net of tax	598	(953)
Currency translation differences	(2)	(7)

Other comprehensive income/(loss) for the period, net of tax	596	(960)

Total comprehensive income for the period	762	249

Total comprehensive income attributable to:
Owners of the parent	762	249

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED 31 MARCH 2011
 (All amounts in RMB millions)

		Three months ended 31 March
	Note	2011	2010

Net cash inflow from operating activities		11,711	18,544

Net cash outflow from investing activities	(a)	(14,962)	(17,153)

Net cash inflow/(outflow) from financing activities		5,405	(322)

Net increase in cash and cash equivalents		2,154	1,069
Cash and cash equivalents, beginning of period		22,495	7,820

Cash and cash equivalents, end of period		24,649	8,889

Analysis of the balances of cash and cash equivalents:
Cash balances		7	9
Bank balances		24,642	8,880

		24,649	8,889

(a)	The net cash outflow from investing activities for the three months ended 31 March 2010 included the proceeds of approximately RMB5,121 million received in relation to disposal of the CDMA business in 2008.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED 31 MARCH 2011
1. GENERAL INFORMATION
China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”.
2. BASIS OF PREPARATION
The basis of preparation and the significant accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated financial information for the three months ended 31 March 2011 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2010, except that:
(a) Early Adoption of IFRS/HKFRS 9
The Group early adopted IFRS/HKFRS 9 “Financial instruments”, as well as the related consequential amendments to other IFRSs/HKFRSs retrospectively from 1 January 2010. Upon the adoption of the standard, the Company made an irrevocable election to recognise change in fair value of available-for sale financial assets only through other comprehensive income/loss. There was no subsequent recycling of fair value gains and losses to the statement of income. The adoption of IFRS/HKFRS 9 did not have any significant impact on the Group ´s unaudited condensed consolidated financial information for the three months ended 31 March 2011.
(b) Revenue Recognition on Sale of Goods and Provision of Services
The Group offers promotional packages to the customers which include the bundled sale of mobile handset and provision of service. Prior to the fourth quarter of 2010, the Group determined the amount of revenue allocated to the handset using the residual value method. Under such method, the Group determined the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration. The Group recognised revenue related to the sale of the handset when the title is passed to the customer whereas service revenue was recognised based upon the actual usage of mobile services. The cost of the mobile handset was expensed immediately to the statement of income.
During 2010, the Group has offered preferential promotional packages with more attractive terms to new subscribers, and more new subscribers were developed under such preferential packages during the year. In order to provide reliable and more relevant information to users of the financial statements, starting from the fourth quarter of 2010, the Group determined to adopt the accounting policy of relative fair value method retrospectively from 1 January 2010 to account for such preferential promotional packages, considering that each deliverable in the promotional packages has standalone value to the customer and there is objective and reliable evidence of the fair value regarding each deliverable in the services packages. Under the relative fair value method, the total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. The Group recognises revenue relating to the sale of the handset when the title is passed to the customer whereas service revenue is recognised based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition. For details, please refer to Note 2.24(a) set out in the financial statements included in the Company’s 2010 Annual Report.
This change in accounting policy resulted in an increase in the Group’s revenue, profit before income tax, profit for the period and earnings per share of RMB107 million, RMB107 million, RMB80 million and RMB0.003, respectively, for the three months ended 31 March 2010; and a decrease in advance from customers of RMB111 million as at 31 March 2010. The comparative figures have been restated accordingly.
(c) Going Concern Assumption
As at 31 March 2011, current liabilities of the Group exceeded current assets by approximately RMB148.7 billion (31 December 2010: approximately RMB156.0 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:
•	The Group’s continuous net cash inflow from operating activities;

•	Revolving banking facilities of approximately RMB105.8 billion, of which approximately RMB79.0 billion was unutilised as at 31 March 2011; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.
In addition, the Group will continue to optimise its fund raising strategy from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.
Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the three months ended 31 March 2011 has been prepared under the going concern basis.
(d) Renewal of Continuing Connected Transactions in October 2010
The Group renewed the continuing connected transactions on 29 October 2010 which became effective on 1 January 2011. For details, please refer to Note 39.1(d) set out in the financial statements included in the Company’s 2010 Annual Report.

3. AGREEMENT ON ADDITIONAL INVESTMENTS BETWEEN THE COMPANY AND TELEFÓNICA
On 23 January 2011, the Company entered into a strategic alliance agreement with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic alliance agreement. Please refer to the section headed “AGREEMENT TO ENHANCE THE STRATEGIC ALLIANCE WITH TELEFÓNICA” for details.
4. EARNINGS PER SHARE
Basic earnings per share for the three months ended 31 March 2011 and 2010 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods.
Diluted earnings per share for the three months ended 31 March 2011 and 2010 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All potential ordinary shares for the three months ended 31 March 2011 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme and (iii) convertible bonds, while all potential ordinary shares for the three months ended 31 March 2010 arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme, (ii) share options granted under the amended Share Option Scheme; and (iii) share options granted under the amended Special Purpose Share Option Scheme.
The potential ordinary shares which are not dilutive for the three months ended 31 March 2011 arose from (i) share options with exercise price of HKD15.42 granted under the amended Share Option Scheme and (ii) convertible bonds with initial conversion price of HKD15.85, while the potential ordinary shares which are not dilutive for the three months ended 31 March 2010 arose from (i) share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and (ii) share options with exercise price of HKD15.42 granted under the amended Share Option Scheme, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.
The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended 31 March
		2010
	2011	As restated

Numerator (in RMB millions):
Profit attributable to owners of the parent	166	1,209

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,562	23,562

Dilutive equivalent shares arising from share options	190	112

Shares used in computing diluted earnings per share	23,752	23,674

Basic earnings per share (in RMB)	0.01	0.05

Diluted earnings per share (in RMB)	0.01	0.05

FINANCIAL OUTLINE
For the first quarter of 2011, with more robust growth in revenue from mobile business and continuous rapid growth in revenue from broadband and internet businesses, as well as the continuous optimisation of subscribers structure, consumption structure and revenue structure, the overall business development of the Company demonstrated a trend of rapid growth.
Revenue
For the first quarter of 2011, total revenue reached RMB49.03 billion, of which, telecommunications service revenue was RMB43.22 billion. Excluding the effect of deferred fixed-line upfront connection fees (the adjustment to exclude the above item is referred herein below as the “Adjustment” or “Adjusted”) (Note 1), total revenue and telecommunications service revenue would increase by 21.2% and 11.9%, respectively, as compared to the same period of last year.
Revenue from the mobile business (Note 2) was RMB28.42 billion, up by 42.0% from the same period of last year. Telecommunications service revenue from the mobile business was RMB23.29 billion, up by 25.0% from the same period of last year. Monthly average minutes of usage (“MOU”) per subscriber was 283.0 minutes, and monthly average revenue per user (“ARPU”) was RMB45.5. Of which, telecommunications service revenue from 3G business was RMB5.68 billion and as a percentage of telecommunications service revenue from the mobile business, there was an increase from 8.5% for the first quarter of 2010 to 24.4% for the first quarter of 2011. MOU per subscriber was 630.8 minutes and ARPU was RMB117.2.
Revenue from the fixed-line business (Note 2) was RMB20.36 billion, up by 0.7% from the same period of last year. Telecommunications services revenue from the fixed-line business after the Adjustment would be RMB19.92 billion, up by 0.1% from the same period of last year. Telecommunications service revenue from broadband business was RMB8.44 billion, up by 18.4% from the same period of last year. ARPU of broadband business was RMB58.0.
Costs and Expenses and Others
For the first quarter of 2011, total costs and expenses and others, including finance costs, interest income and other income-net, were RMB48.79 billion, up by 25.3% from the same period of last year. Depreciation and amortisation were RMB14.06 billion, increase by RMB0.89 billion or 6.8% as compared to the same period of last year. Networks, operations and support expenses were RMB6.84 billion, increase by RMB0.61 billion or 9.8% as compared to the same period of last year. Selling expenses were RMB6.79 billion, increase by RMB1.10 billion or 19.3% as compared to the same period of last year. Cost of telecommunications products sold was RMB7.18 billion, up by 392.1% from the same period of last year. Loss on the sale of telecommunications products was RMB2.04 billion, of which, loss on the sale of 3G handsets (“3G handset subsidy cost”) was RMB1.90 billion, increase by RMB1.80 billion as compared to the same period of last year.

Earnings
For the first quarter of 2011, profit before income tax was RMB0.23 billion and profit for the period was RMB0.17 billion. Basic earnings per share was RMB0.007. Adjusted profit for the period would be RMB0.15 billion, down by 86.5% as compared to the same period of last year. Adjusted EBITDA (Note 3) would be RMB14.69 billion, down by 2.6% as compared to the same period of last year. EBITDA margin (adjusted EBITDA as a percentage of the total revenue after the Adjustment) would be 30.0%.
Additional Information
Although revenue from the 3G business and fixed-line broadband business of the Company have been growing fast, the Company’s earnings for first half of 2011 may be substantially different from the earnings for the first half of 2010 due to the fast-increasing of depreciation and amortisation, networks, operations and support expenses, as well as selling expenses, particularly the 3G handset subsidies.
This announcement is also made pursuant to Rule 13.09 of the Listing Rules.
Note 1:	In order to ensure the comparability of revenue amounts and profit for the period, the non-comparable factor below which is reflected in the figures of current period and last period are excluded for purpose of additional analysis:
(1)	deferred fixed-line upfront connection fees of RMB13 million for the first quarter of 2011 and RMB75 million for the first quarter of 2010.
Note 2:	Revenue from external customers excluding intersegment revenue.

Note 3:	EBITDA represents profit for the period before interest income, finance costs, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe that EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

Adjusted EBITDA represents EBITDA excluding non-comparable factor of deferred fixed-line upfront connection fees. From the perspective of cash flow and continuing operation, the above non-comparable factor is not considered as the Company’s operating performance, the Company therefore believes that Adjusted EBITDA excluding the above non-comparable factor not only could provide more meaningful supplement information to management and investors, but also facilitate them to evaluate the Company’s performance and liquidity.

Although EBITDA and Adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect operating performance, financial capability and liquidity, they should be considered in addition to, and are not substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles (“GAAP”) as they do not have any standardised meaning under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

AGREEMENT TO ENHANCE THE STRATEGIC ALLIANCE WITH TELEFÓNICA
On 23 January 2011, the Company and Telefónica S.A. (“Telefónica”) entered into an Agreement to Enhance the Strategic Alliance (the “Agreement to Enhance the Strategic Alliance”).
Pursuant to the Agreement to Enhance the Strategic Alliance, the Company acquired from Telefónica 21,827,499 ordinary shares of Euro1.00 each in the capital of Telefónica for an aggregate purchase price of Euro374,559,882.84 on 25 January 2011, and Telefónica agreed to purchase ordinary shares of HKD0.10 each in the capital of the Company for the aggregate consideration of USD500,000,000 through acquisitions from third parties within nine months after the date of the signing of the Agreement to Enhance the Strategic Alliance.
Under the Agreement to Enhance the Strategic Alliance, the Company and Telefónica agreed to enhance their existing strategic alliance and to deepen their cooperation in procurement, mobile service platforms, service to multinational customers, wholesale carriers, roaming, technology/ research and development, international business development, cooperation and the sharing of best practices. Furthermore, Telefónica has agreed to propose at its next general shareholders’ meeting the appointment of an individual designated by the Company as a director to the board of directors of Telefónica.
Please refer to the Company’s announcement dated 23 January 2011 for details.
CAUTION STATEMENT
The Board wishes to remind investors that the unaudited financial information and the financial outline for the three months ended 31 March 2011 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the three months ended 31 March 2010 are extracted from the unaudited financial information of the Group and has been restated; and the financial information for the year ended 31 December 2010 are extracted from the audited financial statements as contained in the 2010 Annual Report and has been restated.
Investors are cautioned not to unduly rely on financial data, statistics and comparison for the three months ended 31 March 2011. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.
As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary
Hong Kong, 26 April 2011